UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

ANIXA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03528H109

(CUSIP Number)

Amit Kumar

c/o Anixa Biosciences, Inc.

3150 Almaden Expressway, Suite 250

San Jose, CA 90025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 03528H109

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amit Kumar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,423,112
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,423,112
	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,423,112 shares, consisting of:

(a) 292,000 shares of common stock held directly.

(b) 3,131,112 shares of common stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON IN

Item 5. Interest in Securities of the Issuer.

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Item 5 is hereby amended and supplemented as follows:

On August 30, 2021, 500,000 of the options granted to Dr. Amit Kumar pursuant to the Anixa Biosciences, Inc. 2018 Share Incentive Plan (the “Plan”) vested as a result of the average closing price of the Issuer’s common stock equaling at least $5.00 per share for the five trading day period beginning August 24, 2021 through August 30, 2021. As of the date hereof, Dr. Kumar beneficially owns 3,423,112 shares of the Issuer, consisting of 292,000 shares of common stock held directly and 3,131,112 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days. Such shares represent a total of 10.3% of the Issuer’s outstanding shares of common stock.

On June 1, 2021, Dr. Kumar was granted 2,000,000 options to purchase shares of common stock at an exercise price of $4.02 pursuant to the Plan. The options expire on June 1, 2031 and vest according to the following schedule:

(i)	500,000 shares vested as a result of the average closing price of the Issuer's common stock equaling at least $5.00 per share for the five trading days beginning August 24, 2021 through August 30, 2021,
(ii)	500,000 shares vest if during any five trading day period, the average closing price of the Issuer's common stock is at least $6.00,
(iii)	500,000 shares vest if during any five trading day period, the average closing price of the Issuer's common stock is at least $7.00, and
(iv)	500,000 shares vest if during any five trading day period, the average closing price of the Issuer's common stock is at least $8.00.

Additionally, on June 1, 2021, Dr. Kumar was granted 500,000 options to purchase shares of common stock at an exercise price of $4.02 pursuant to the Plan. The options expire on June 1, 2031 and vest and become exercisable in thirty-six (36) equal monthly installments beginning June 30, 2021. Those shares vesting within 60 days are included in the 3,131,112 shares of common stock issuable upon exercise of stock options beneficially owned by Dr. Kumar as of the date hereof.

Dr. Kumar has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021	/s/ Amit Kumar
Amit Kumar